

MySwimPro

Empowering aquatic prowess across the globe!

Problem

90% of swimmers train on their own without a coach.

$100 the cost to hire a personal swim coach for a 1 hour workout.

26M the number of fitness swimmers in the United States.

2

U.S. Fitness Swimming



Addressable Revenue

*Total Fitness Swimmers

26.3m

→ $2.6B

**Lap Swimmers

9.4m

→ $940M

***Beachhead

1m

→ $100M

*Total Fitness Swimmers: According to the SFIA Research Group there were 26,354,000 Americans who self-categorize themselves as 'fitness swimmers'.

**Lap Swimmers: The SFIA Research group also found that there are 9,442,000 'core' fitness swimmers who participate in swimming 50+ per year.

***Beachhead: MySwimPro's initial target market are Lap Swimmers who are between the ages of 25-44 that are actively pursuing a fitness goal.

Product Portfolio



9:41
Train
Training Plans ›
Get Fit
6 wks
Workout of the Day
Endurance Swim
28 minutes
1,500 meters
365 calories
Training Videos ›
Freestyle
Breaststroke
Feed
Train
Log
Profile
More
FEED
71 Worko
2122 Follower
Top Times
Year

Subscription Pricing:

- $119.99/year or
- $19.99/month

Best of 2016 | App Store



Triathlon Tracker
Race & Workout Tracker For Apple Watch
Price: $9.99
Download on the App Store
Olympic Triathlon



MySwimPro
9:07
6 x 100 Free
rep 3/6
0:24
/ 1:30
600 total
114
34 cals



PRO TREK
MySwimPro
Workout of the Day
Workouts
Load Workout



1 x 200 Free
@ 4:00
0:07
89
rep 1/1
fitbit



MySwimPro
Next Workout
WOD
GARMIN

iPhone & Android | Apple Watch | Android Wear | Fitbit | Garmin

Value Proposition



- 12 Personalized Swim Training Plans
- 100s of instructional technique videos
- New workout content added daily
- Dynamic training algorithm for personalization



- Apple Watch, Garmin, Android Wear, Fitbit compatibility
- Heart Rate, Stroke Count, Lap Splits, SWOLF
- Personal workout journal
- Largest digital community of swimmers in the world

Subscribers


Historical Growth Rate:
- 2016: 56%/month
- 2017: 12%/month
- 2018: 12%/month
6,600
4,950
3,300
1,650
0
April
June
Aug
Oct
Dec
Feb
Apr
Jun
Aug
Oct
Dec
Feb
Apr
Jun
Aug
Oct
Dec
2016
2017
2018

Subscribers

**The numbers from February 2019 on are projections and cannot be guaranteed.*


Historical
Projection
64,500
48,375
32,250
16,125
0
High Growth
(10%/month)
Moderate Growth
(2019: 8%/month)
(2020: 6%/month)
Slow Growth
(5%/month)
2017-2018
Historical Average
(12%/month)
Jan
Mar
May
Jul
Sep
Nov
Jan
Mar
May
Jul
Sep
Nov
Jan
Mar
May
Jul
Sep
Nov
Jan
Mar
May
Jul
Sep
Nov
Jan
2017
2018
2019
2020

Subscribers



Model shows 8% monthly growth in 2019 and 6% monthly growth in 2020

Historical   Projected

32,500	
24,375	
16,250	
8,125	
0	

April June Aug Oct Dec Feb Apr Jun Aug Oct Dec Feb Apr Jun Aug Oct Dec Feb Apr Jun Aug Oct Dec Feb Apr Jun Aug Oct Dec

2016   2017   2018   2019   2020

8

Partnerships

Secured

- ♦ October (2017): CASIO
- ♦ March (2018): Global Swim Series
- ♦ March (2018): Masters Swimming Canada
- ♦ July (2018): STRAVA
- ♦ August (2018): FINA World Aquatic Convention
- ♦ December (2018): Fitbit





Pipeline

- ♦ National Governing Bodies: North America, Europe, South America, Africa.
- ♦ Triathlon Clubs, Aquatic Health Facilities, other Fitness Apps.

App of the Year


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Riptide GP: Renegade

- Launched the World's first swimming App on Apple Watch featured in Tim Cook's September 7, 2016 Keynote.
- Named Best Apple Watch App of 2016 by Apple.
- Named 'App of the Day' on July 7, 2018 by Apple.

Impact



JANUARY 2018



AUGUST 2018

Goals Achieved

- Weight loss, improved fitness, enhanced self-confidence.
- Crossing the English Channel, and completing IRONMANs.
- Competing in the Masters World and European Championships.



Global Community

- Community members have swam over 1,888,000 Km.
- Started #WorldSwimDay - international swimming holiday.
- MySwimPro has been downloaded in over 180 countries.

Marketing Channels

Paid Advertising

♦ Facebook, Instagram, App Store Ads
  - Average CAC: $100
  - Average LTV: $180
  - Budget: $10k/month

App Store Optimization

♦ Organic Word of Mouth Referral
  - 1,000 downloads per day on average
♦ Keyword optimization and localization in key geographic markets: Europe, South America

Brand Ambassadors

♦ 20 Ambassadors from 5 Countries
♦ Evangelize the brand and promote content
♦ Budget: $5k/quarter

ELITE Bootcamps

♦ 1-day swim clinic experience for 20 athletes
♦ 4 strategic cities, launching in Q2 of 2019
♦ Budget: $10k/quarter

#WorldSwimDay

♦ Started International Swimming Holiday
♦ The inaugural World Swim Day on October 27, 2018 saw participation from 100+ countries

Content Marketing

♦ 10 educational articles per month
♦ Weekly Video Series: "Netflix For Swimming"
♦ Weekly Email Newsletter



Triathlon Training App

Need

♦ Personalized Multi-sport (swim, bike, run) coaching experience similar to MySwimPro for swimming.

♦ Wearable and mobile-first technology experience for beginner-level triathletes.

♦ Current Solutions: Google search, Quora, Other apps: Training Peaks, Trainer Road, Triathlon blogs.

Opportunity

♦ Wearable & Mobile FIRST training program for first-time triathletes.

♦ Average Income: $126k (USA Triathlon athletes). Average expenditure on fitness: $1-3k/year.

♦ 40% of athletes in an Ironman or Half-Ironman will purchase a training plan or hire a coach.

Timeline

♦ Q4 (2018): Customer discovery, surveys, interviews, business model canvas, see appendix.

♦ Jan (2019): Development

♦ March (2019): MVP Beta

♦ April (2019): Launch

♦ Spring (2020): Scale

Financing

*Current Financial Position

- ♦ Cash in bank: $180k
- ♦ Monthly Expenses: $50k
- ♦ Monthly Revenue: $60k
- ♦ Investment Raised to-date: $180k
- ♦ Grants Received to-date: $75k

Fundraising

- ♦ 2019 (Q1): *Wefunder.com/myswimpro*
  - Goal: Raise $100k+ to build global evangelists and launch MyTriathlonPro.

- ♦ 2020: Priced Round @ 15-20M Pre-Money Valuation
  - Goal: Raise $3M to convert SAFE holders and increase market share in swimming and triathlon markets.

- ♦ 2022-2023: Liquidity Event @ 100M + Valuation
  - Goal: $15-20m ARR

Our fundraising milestones are goals and cannot be gauranteed.

Financial position as of January 2019

Use of Funds

Crowdfunding Details

- Open: February 12, 2019
- Close: March 31, 2019
- Funding Target: $100k
- Terms: *SAFE, $10M Valuation Cap

Hiring Plan

- iOS Engineer (Q1, 2019) - $80-100k/yr salary
- Backend Engineer (Q1, 2019) - $80-100k/yr salary
- Video Producer (Q2, 2019) - $50-60k/yr salary
- Marketing Manager (Q3, 2019) - $50-60k/yr salary

Marketing Budget (2019)

- Digital Advertising: $10k/month
- Brand Ambassador Program: $5k/quarter
- Events/Partnerships: $10k/quarter

wefunder.com/myswimpro



*SAFE = Simple Agreement For Future Equity
- See Appendix for SAFE Primer

Management Team

 **Fares Ksebati**
- ♦ CEO
- ♦ ASCA Fellow, 3x USMS National Champ
- ♦ Contact: *fares@myswimpro.com*

 **Adam Oxner**
- ♦ CTO, Co-Founder
- ♦ Mobile at Expedia, Thomson Reuters

 **Michael Allon**
- ♦ Co-Founder, Android Lead
- ♦ Mobile at Target, Compuware

 **Paige Walters**
- ♦ Marketing Director
- ♦ Digital at FarmLogs, Jolyn, Mth Degree

 **Ben Hendricks**
- ♦ iOS Engineer
- ♦ Mobile at Apple, Google, LinkedIn

 **Peter Vanderkaay**
- ♦ Advisor, 3x Olympian
- ♦ Co-Captain 2012 U.S. Olympic Team

Why You Should Invest?

1) Make An Impact

- Our team is dedicated to creating a digital community that empowers aquatic prowess across the globe. We believe that with structured guidance, social interaction, coaching, data and feedback, we can empower people like never before to achieve their dreams. By investing in MySwimPro, you will have a direct impact on not only our company, but also the world.

2) Shape the Future of Swimming and Triathlon

- As an investor in MySwimPro, you will get to communicate, speak with, and even advise the team that you are investing in. You're investing in more than just our product and market, you're investing in our team and vision. As an early-stage investor, you are literally shaping the future of our market.

3) A Rare Investment Opportunity

- Investing in startups was historically reserved for just the top 0.1% of the U.S income earners. Today with Regulation Crowdfunding, these qualifications are no longer a barrier. It's rare to invest alongside professional investors, and through Wefunder, you have that unique opportunity to invest alongside institutional investors and benefit just like they do.

4) Financial Return

-The Thomson Reuters Venture Capital index shows that venture capital has returned 19.7% per year since 1996 versus just 7.5% and 5.9% respectively for public equities and bonds. While there is no guarantee of any financial return, investing in an early-stage startup company like MySwimPro can yield a disproportionately high return compared to investing in other asset classes like the public stock market.

Please note: investing in start-ups is risky. Review the full offering statement prior to making an investment decision: wefunder.com/myswimpro

Investor Perks

$500

- Our minimum investment level starts at $500 USD. At this level you will officially become an investor in the business and play a part in helping millions of people around the world lead happier and healthier lives.

$1,000

- At the $1,000 investment level, you will receive a MySwimPro Branded Apparel Kit that includes an Under Armour Athletic 1/4 Zip Pull-Over, an official MySwimPro T-Shirt, and an MSP Silicon Swim Cap.

$2,500

- At the $2,500 level, you will receive all lower investment level perks in addition to the Official MySwimPro Triathlon Racing Kit that includes a Triathlon Jersey, MySwimPro Towel, and an Open Water Swim Buoy.

$5,000

- At the $5,000 level, you will receive all lower investment level perks in addition to lifetime access to the MySwimPro ELITE membership, along with complimentary future app software memberships.

$25,000

- At the $25,000 level, you will make a huge impact in helping people lead happier and healthier lives through swimming. You will receive all lower investment level perks in addition to Pro-Rata Investment rights. Pro-rata investment rights give an investor the right to participate in a subsequent round of funding to maintain their level of percentage ownership.

FAQs

Q: What is the difference between this form of equity crowdfunding and traditional crowdfunding?

- Crowdfunding is a method of raising capital through the collective effort of friends, family, customers. Unlike traditional crowdfunding, with equity crowdfunding you are not buying a product or donating. Instead, you are investing in the business.

Q: What is Wefunder and why is MySwimPro using this platform to raise money?

- Wefunder is like 'kickstarter for investing'. You are investing in the company with the hope of seeing a financial return. With Wefunder, MySwimPro successfully raised $130k from 137 Investors in 2017, and we're using the same platform again.

Q: What happens to my money after I invest it?

- All funds raised will be invested directly in the business. See 'Use of Funds' slide (14). Specifically, investment will support hiring additional team members and investing in the business's customer acquisition strategy.

Q: When will I see a return on my investment?

- A return on investment will only occur from a liquidity event (like an acquisition) or an Initial Public Offering. A liquidity event (exit) more likely and in a best-case scenario an investor could see a return similar to the companies on the 'Industry Acquisitions' slide (Appendix 1).

Q: Can I withdraw my investment out of the company at anytime?

- It's safest to assume you cannot resell your investment to another investor. First, there is not yet a liquid secondary market like the New York Stock Exchange for private companies. Regulation Crowdfunding also specifically prohibits the resale of securities for one year, except to the issuer, an accredited investor, a family member, or their trust.

Industry Acquisitions

MapMyFitness ($150m)
- ♦ Founded: 2007, Acquired: 2013 (Under Armour)
- ♦ Total Funding: $23.7m (5 rounds)
- ♦ KPIs at Exit: $17m ARR, 20m users

MyFitnessPal ($475m)
- ♦ Founded: 2005, Acquired: 2015 (Under Armour)
- ♦ Total Funding: $18m (1 round)
- ♦ KPIs at Exit: $53m ARR, 50m users

Endomondo ($85m)
- ♦ Founded: 2007, Acquired: 2015 (Under Armour)
- ♦ Total Funding: $7.6m (5 rounds)
- ♦ KPIs at Exit: 19m users

AllTrails ($80m)
- ♦ Founded: 2010, Acquired: 2018 (Spectrum Equity)
- ♦ Total Funding: $3m (4 rounds)
- ♦ KPIs at Exit: 200k premium subscribers

Runtastic ($239m)
- ♦ Founded: 2009, Acquired: 2015 (Adidas)
- ♦ Total Funding: Undisclosed (3 rounds)
- ♦ KPIs at Exit: 70m users

Runkeeper ($85m)
- ♦ Founded: 2007, Acquired: 2016 (Acis)
- ♦ Total Funding: $11.5m (3 rounds)
- ♦ KPIs at Exit: 33m

FitStar ($25m)
- ♦ Founded: 2012, Acquired: 2015 (Fitbit)
- ♦ Total Funding: $5m (2 rounds)
- ♦ KPIs at Exit: $1.5m ARR, 10% conversion rate

Rise ($20m)
- ♦ Founded: 2013, Acquired: 2016 (One Medical)
- ♦ Total Funding: $2.3m (1 round)
- ♦ KPIs at Exit: $1m ARR, 50% quarterly revenue growth

Appx. 1

Financial Pro Forma

	Historical			Projection			
	2016	2017	2018	2019	2020	2021	2022
Revenue by Source							
MySwimPro Subscription	$10,846	$84,768	$425,333	$1,122,880	$3,070,524	$6,305,177	$9,903,681
MyTriPro Subscription	$0	$0	$0	$13,429	$81,619	$436,684	$2,336,370
Corporate Sponsorships	$0	$0	$0	$50,000	$200,000	$1,000,000	$2,000,000
Triathlon Tracker	$0	$112	$12,427	$18,000	$24,000	$36,000	$48,000
Total Revenue	**$10,846**	**$84,880**	**$437,760**	**$1,204,309**	**$3,376,143**	**$7,777,861**	**$14,288,051**
Expenses							
Headcount	$17,938	$90,839	$219,468	$604,500	$1,154,000	$2,976,000	$5,952,000
Payroll Taxes & Health	$5,356	$27,241	$62,214	$223,665	$426,980	$550,560	$550,560
Marketing, Events, Other	$2,053	$28,721	$129,352	$270,060	$1,012,899	$2,081,122	$3,997,447
Total Expenses	**$25,347**	**$146,801**	**$411,034**	**$1,098,225**	**$2,593,879**	**$5,607,682**	**$10,500,007**
EBIDTA	**($14,501)**	**($61,921)**	**$26,726**	**$106,084**	**$782,265**	**$2,170,179**	**$3,788,044**

**Figures from 2019 on are projections and cannot be gauranteed.*

Appx. 2

Global Audience

Top 10 Countries By Total Downloads

1) United States
2) United Kingdom
3) Canada
4) Australia
5) China

6) Germany
7) India
8) Brazil
9) Russia
10) Spain



Social Audience

 -> 82,000 Fans

 -> 93,000 Followers

 -> 23,000 Followers

 -> 7,000 Subscribers

Growth Statistics

♦ Total Downloads: 750k (growing 30k/month)

♦ Email List Size: 300k (growing 15k/month)

♦ Website Traffic: 50k Unique visitors/month

Appx. 3

Subscriber Survey

How often do you swim?



10%
5x/week +

5%
< 1x/week

32%
1-2x/week

53%
3-4x/week

What is your primary goal when using MySwimPro?



10%
Technique

8%
Analytics

6%
Motivation

56%
Training Plans

20%
Track Swim

Appx. 4

Survey: 443 responses

Subscriber Survey

What Smartwatch do you swim with?



1%
wearOS

13%
None

3%
Fitbit

15%
Garmin

68%
Apple Watch

Have you competed in Triathlon before?



34%
Yes

47%
No, I'm Not Interested

19%
No, but I am interested in doing a triathlon

Appx. 5

Survey: 443 responses

Subscriber Survey

What distance triathlon are you most interested in doing?



10%
Ironman

10%
Super Sprint

20%
Half Ironman

25%
Sprint

34%
Olympic

How would you prefer to pay for your triathlon training plan?



Yearly Subscription
31%

Monthly Subscription
27%

Pay Per Plan
42%

Only showing responses from those who have an interest in competing in a triathlon or have already competed.

Appx. 6

What is a SAFE?

First developed by Y Combinator in 2013, a SAFE grants an investor the right to obtain equity at a future date if the startup sells shares in a future financing. It has been historically used by top startups in Silicon Valley raising money from accredited angel investors. You should only invest in a SAFE if you believe that the startup can raise financing in the future from professional investors.

SAFEs are used by early-stage startups because they delay the difficult task of figuring out how much a startup is worth. It is also a much cheaper and simpler contract than priced equity rounds, which may require months of negotiation and upwards of 30 pages of legalese costing tens of thousands of dollars.

The number of shares you receive is determined at the next priced financing when professional investors – typically venture capitalists – set the price for preferred stock. Then, calculated by using the Valuation Cap and sometimes the Discount Rate, your SAFE often converts into shares at a lower price than the venture capitalists paid, since you invested earlier.

The Valuation Cap is the most important term in this security. It puts a maximum price on the price of the stock - the lower the price, the more shares you will get. If you invest in a startup with a valuation cap of $8 million, and they later raise at a $20 million Pre-Money Valuation, the amount of stock you'll get will be priced off the $8 million number. But, if the next investors value the company at $4 million, that will be your price instead.

Unlike a Convertible Note, a SAFE is not a loan. As such, it does not accrue interest, have a maturity date, or have a legal obligation to be paid back. This makes it a simpler and cheaper way to finance a startup, and it typically better aligns with the intention of most early stage equity investors who never intended to be lenders.

Appx. 7

Source: Wefunder.com SAFE FAQs. Read more here.